Exhibit 21.1

SUBSIDIARIES OF IPSCO TUBULARS INC.

Subsidiary	Jurisdiction of Organization
TMK NSG, L.L.C.	Delaware
IPSCO Koppel Tubulars, L.L.C.	Delaware
Blytheville Finance Corporation	Delaware
TMK IPSCO International, L.L.C.	Delaware
IPSCO Tubulars (KY) Inc.	Kentucky
Ultra Premium Oilfield Services, Ltd.	Kentucky
TMK IPSCO Canada, Ltd.	Nova Scotia, Canada